Exhibit 99.1

Enabling regenerative medicine May 2019

This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements . ” In some cases, these forward - looking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words . For example, forward - looking statements are used in this presentation when we discuss the potential for the Company’s technology to be used for various indications and applications, the potential advantages of the Company’s technology over its competitors, and our future plans which may include licensing . We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate . Because such statements deal with future events and are based on our current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements could differ materially from those described in or implied by the statements in this presentation . In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise . The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements : the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all ; the Company’s ability to continue as a going concern ; uncertainties of cash flows and inability to meet working capital needs ; the Company’s ability to obtain regulatory approvals ; the Company’s ability to obtain favorable pre - clinical and clinical trial results ; the Company’s technology may not be validated and its methods may not be accepted by the scientific community ; difficulties enrolling patients in the Company’s clinical trials ; the ability to timely source adequate supply of Fasl ; risks resulting from unforeseen side effects ; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations ; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others ; competitive companies, technologies and the Company’s industry ; unforeseen scientific difficulties may develop with the Company’s technology ; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of contained in our most recent Annual Report on Form 20 - F filed with the SEC (the “Annual Report”) . In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation . More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report and in the Company’s period filings with the SEC . FORWARD LOOKING STATEMENTS

TABLE OF CONTENT Our core story Next NEXT IN MEDICINE THE WAY THE NEED THE CHALLENGE THE SOLUTION - CELLECT THE TECHNOLOGY THE DIFFERENTIATION IMMEDIATE MARKET BUSINESS MODEL STRONG IP PORTFOLIO TIMELINE TEAM BOARD & ADVISORY BOARD 3 COMMERCILAIZATION

NEXT IN MEDICINE Replacing tissues and organs instead of fixing them REGENRATIVE MEDICINE CAN REVOLUTIONIZE TREATMENTS OF DIABETES ORTHOPEDIC TISSUE REPAIR SPINAL CORD DAMAGE HEART DISEASE LIVER DISEASE CANCER AND MANY MORE

IMMEDIATE MARKET Hundreds of regenerative medicine products under FDA approval route PHARMA COMPANIES - NOVARTIS, GILEAD RESEARCH CENTERS - HARVARD CLINICAL TRIALS - WASHINGTON UNIVERSITY

FDA 2019 • “ … The FDA plans to hire at least 50 new clinical reviewers tasked with assessing cell and gene therapies to prepare for what the agency describes as a surge of cutting - edge products … • … the agency expects to receive at least 200 new drug (IND) applications annually … The FDA predicts those will translate into 10 to 20 cell and gene therapy approvals each year by 2025 … • Those 200 annual IND applications will build upon the more than 800 active cell - based therapies that the agency currently has on file … ” FDA COMMISSIONER SCOTT GOTTLIEB, M.D., AND CBER DIRECTOR PETER MARKS, M.D., PH.D Recent FDA news puts Cell Therapy companies in the forefront

THE WAY Use stem cells as raw material for ‘replacement parts’

THE NEED $15.63 B stem cells market by 2025 * supporting global regenerative medicine development Hundreds of treatments under FDA route requiring substantial funds for safe, enriched and high - quality stem cells * GRANDVIEW RESEARCH 2019

THE CHALLENGE Current methods of stem cells production do not deliver 2025 DEMAND POTENTIAL SUPPLY THE GAP NON - STANDARD TIME CONSUMING EXTREMELY EXPENSIVE TOXIC $15.63 B

THE SOLUTION - CELLECT The only current solution for safe, mass production and supply of enriched, high - quality stem cells 2025 DEMAND POTENTIAL SUPPLY CELLECT $15.63 B

FIRST PRODUCT – APOTAINER™ Para - magnetic micro - beads - based system coated with human protein that specifically eliminates the harming cells out of a cells mass Value proposition SAFE FAST AFFORDABLE

SECOND PRODUCT – FAT STEM CELLS Proprietary matrix - coated with human protein that naturally enhances the stem cells expansion in quality and quantity Value proposition SAFE FAST AFFORDABLE

THE DIFFERENTIATION CURRENT SOLUTIONS CELLECT’S VALUE PROPOSITION COST - EFFECTIVE FAST SAFE SCALABLE EXPENSIVE TAKES WEEKS TOXIC NOT SCALABLE

WHY NOW Convergence point 2019 2025 MARKET CELLECT POC BUSINESS DEVELOPMENT R&D R&D BLOOD & FAT DERIVED STEM CELLS CANCER, DIABETES, TRANSPLANTS AND POSITIVE CLINICAL RESULTS APOGRAFT APOTAINER OUTLICENSING PHARMA COMPANIES MEDICAL & RESEARCH CENTERS FDA BUSINESS DEMAND CELL THERAPY MORE THAN 800 ACTIVE IND APPLICATIONS PREPARING FOR APPROVALS $15.63B IN STEM CELLS; USE AS RAW MATERIALS TRANSFORMATIONAL YEAR MATURED MARKET MATURED TECHNOLOGY

BUSINESS MODEL Out licensing with upfront fees + royalties 879 LICENSING DEALS IN LIFE SCIENCES SECTOR, Q1/2018; DISCLOSED VALUE OF ~$35.2B ENTEROME, GLOBAL LISENCING AND CO - DEVELOPMENT WITH TAKEDA; $50M UPFRONT + $640M IN MILESTONES

STRONG IP PORTFOLIO 65 patents owned by the Company with 32 already approved USING APOPTOSIS - INDUCING AGENTS FOR STEM CELLS SELECTION - GRANTED COMPOSITION OF MATTER OF APOTAINERS™ - GRANTED METHODS OF USE - GRANTED METHOD OF MANUFACTURING APOTAINERS™ - GRANTED MESENCHYMAL STEM CELLS SELECTION EXPIRATION OF CONCEPT PATENT - 2029 STRONG IP VALIDATED BY PROOF - OF - CONCEPT STUDIES

TIMELINE Business development in process with expected first licensing & royalties deals within 18 months SALES TO PHARMA COMPANIES ARE EXPECTED TO NOT REQUIRE FDA APPROVAL BEYOND SAFETY

TEAM JONATHAN BURGIN A NASDAQ Company CFO ADVISORY BOARD BOARD MANAGEMENT

COMMERCILAIZATION NEXT 19

Thank you

RESULTS • Strong Pre - Clinical Data • Multiple animal models (i . e . cancer, Diabetes (T 1 ), orthopedics and transplantation) • > 200 human bone marrow donor samples tested • Human clinical trial – half study population recruited – mid study results published 0 20 40 60 80 100 0 2 4 6 8 Time (days) C l i n i c a l s c o r e MPBCs control ApoGraft 25ng/ml FasL ApoGraft 100ng/ml FasL ** ***